UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE

Date	17 October 2012

Number	26/12

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2012

This report covers the Group’s exploration and development activities for the September 2012 quarter. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

BHP Billiton remains committed to its proven strategy which is to invest in large, long life, low cost, expandable, upstream assets, diversified by commodity, geography and market, throughout the economic cycle. In that regard, the Group has 19 high quality, low risk, largely brownfield projects currently in execution that are expected to deliver strong financial returns for our shareholders. The majority of these projects are scheduled to achieve first production before the end of the 2015 financial year which will support strong growth in our major, high margin businesses. With capital and exploration expenditure of US$22.0 billion forecast for the Group in the 2013 financial year, we are fully committed and no major project approvals are anticipated over this timeframe.

In response to the more challenging external environment, during the September 2012 quarter BHP Billiton decided not to proceed with the 2.5 million tonnes per annum (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development (Australia). Importantly, the 5.5 million tonnes per annum (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in the 2014 calendar year while the valuable Peak Downs expansion option remains embedded within the portfolio.

The Bass Strait Kipper gas field (Australia) offshore production facilities were completed in the September 2012 quarter and are ready to commence production pending resolution of the mercury content. The Bass Strait Kipper project will not be reported in future Exploration and Development Reports.

BHP Billiton’s Onshore US drilling and development expenditure totalled US$1.0 billion in the September 2012 quarter. Our guidance for Onshore US drilling and development expenditure for the 2013 financial year remains unchanged at US$4.0 billion. Over 80 per cent of this expenditure will be focused on the liquids rich Eagle Ford shale and Permian Basin.

Project and ownership	Share of approved capex	(US$m)	Initial production target date		Production capacity (100%)	Quarterly progress
Petroleum projects

Macedon (Australia) 71.43% Operator Gas	1,050		CY13		200 million cubic feet gas per day.	On schedule and budget. The overall project is 80% complete.

Bass Strait Kipper (Australia) 32.5% - 50% Non operator Gas/Gas Liquids	900		CY12	(a)	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day.	The offshore production facilities are 100% complete.
Bass Strait Turrum (Australia) 50% Non operator Gas/Gas Liquids	1,350		CY13		11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 81% complete.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% Non operator LNG	850		CY13		2,500 million cubic feet gas per day.	On budget. Steady state production remains on track for CY13. The overall project is 96% complete.

North West Shelf Greater Western Flank-A (Australia) 16.67% Non operator LNG	400		CY16		To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 26% complete.

Minerals projects

Escondida Organic Growth Project 1 (Chile) 57.5% Copper	2,207		H1 CY15		Replaces the Los Colorados concentrator with a new 152,000 tpd plant.	On schedule and budget. The overall project is 17% complete.

Escondida Oxide Leach Area Project (Chile) 57.5% Copper	414		H1 CY14		New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 20% complete.

EKATI Misery Open Pit Project (Canada) 80% Diamonds	323		CY15		Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	On schedule and budget. The overall project is 30% complete.

| Project and ownership | Share of approved capex (US$m) | Initial production target date | Production capacity (100%) | Quarterly progress |
|---|---|---|---|---|
| WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore | 3,300[(b)] | Q1 CY14 | Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa. | On schedule and budget. The overall project is 52% complete. |
| WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore | 1,900[(b)] | H2 CY12 | Increases total inner harbour capacity to 220 million tpa with debottlenecking opportunities to 240 million tpa. | On schedule and budget. The overall project is 69% complete. |
| WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore | 1,400[(b)] | H2 CY14 | Optimises resource and enhances efficiency across the WAIO supply chain. | On schedule and budget. The overall project is 32% complete. |
| WAIO Orebody 24 (Australia) 85% Iron Ore | 698 | H2 CY12 | Maintains iron ore production output from the Newman Joint Venture operations. | On schedule and budget. The overall project is 45% complete. |
| Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore | 1,750 | H1 CY14 | Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa. | On schedule and budget. The overall project is 59% complete. |
| Daunia (Australia) 50% Metallurgical Coal | 800 | CY13 | Greenfield mine development with capacity to produce 4.5 million tpa of export metallurgical coal. | On schedule and budget. The overall project is 68% complete. |
| Broadmeadow Life Extension (Australia) 50% Metallurgical Coal | 450 | CY13 | Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years. | On schedule and budget. The overall project is 83% complete. |
| Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal | 1,250[(b)] | CY14 | Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability. | On schedule and budget. The overall project is 50% complete. |
| Caval Ridge (Australia) 50% Metallurgical Coal | 1,870[(b)] | CY14 | Greenfield mine development to produce an initial 5.5 million tpa of export metallurgical coal[(c)]. | On schedule and budget. The overall project is 48% complete. |
| Appin Area 9 (Australia) 100% Metallurgical Coal | 845 | CY16 | Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tpa of metallurgical coal. | On schedule and budget. The overall project is 25% complete. |

BHP Billiton Exploration and Development Report for the quarter ended 30 September 2012 3

Project and ownership	Share of approved capex	(US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437		CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	On schedule and budget. The overall project is 47% complete.

Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367		CY14	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	On schedule and budget. The overall project is 52% complete.

Minerals exploration

Greenfield minerals exploration is currently focused on advancing copper targets within Chile and Peru. Minerals exploration expenditure for the September 2012 quarter was US$199 million, of which US$144 million was expensed.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2012.

Well	Location	BHP Billiton equity	Status
Atlantis East	Gulf of Mexico DC 211	44% (BP operator)	Drilling ahead

Gunflint-3	Gulf of Mexico MC948	11.2% (Noble operator)	Temporarily abandoned Under evaluation

Ness Deep	Gulf of Mexico GC507	50% (Operator)	Drilling ahead

Petroleum exploration expenditure for the September 2012 quarter was US$173 million, of which US$80 million was expensed. Petroleum exploration expenditure of approximately US$775 million is anticipated in the 2013 financial year with the majority of activity to occur in the Gulf of Mexico.

This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2012.

(a)

The Bass Strait Kipper gas field offshore production facilities were completed in the September 2012 quarter and are ready to commence production pending resolution of the mercury content. The project to remove this mercury is being managed on a stand-alone basis.

(b)	Excludes announced pre-commitment funding.
(c)	The 2.5 million tonnes per annum (100 per cent basis) expansion of Peak Downs is no longer included in the project scope.

Media Relations

Investor Relations

Australia

Australia

Antonios Papaspiropoulos

James Agar

Tel: +61 3 9609 3830 Mobile: +61 477 325 803

Tel: +61 3 9609 2222 Mobile: +61 467 807 064

email: Antonios.Papaspiropoulos@bhpbilliton.com

email: James.Agar@bhpbilliton.com

Fiona Hadley

Andrew Gunn

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

Tel: +61 3 9609 3575 Mobile: +61 439 558 454

email: Fiona.Hadley@bhpbilliton.com

email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols

United Kingdom and South Africa

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

Tara Dines

Tel: +44 20 7802 7113 Mobile: +44 7825 342 232

United Kingdom

Email: Tara.Dines@bhpbilliton.com

Ruban Yogarajah

Americas

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Brendan Harris

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

Americas

email: Brendan.Harris@bhpbilliton.com

Jaryl Strong

Matt Chism

Tel: +1 713 499 5548 Mobile: +1 281 222 6627

Tel: +1 71 359 96158 Mobile: +1 281 782 2238

email: Jaryl.Strong@bhpbilliton.com

email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

BHP Billiton Plc Registration number 3196209

Registered in Australia

Registered in England and Wales

Registered Office: 180 Lonsdale Street

Registered Office: Neathouse Place

Melbourne Victoria 3000 Australia

London SW1V 1BH United Kingdom

Tel +61 1300 55 4757 Fax +61 3 9609 3015

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 17, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary